Exhibit 4.21

DESCRIPTION OF THE REGISTRANT’S SECURITIES

REGISTERED PURSUANT TO SECTION 12 OF THE

SECURITIES EXCHANGE ACT OF 1934

The following description is intended as a summary and is qualified in its entirety by reference to our Amended and Restated Certificate of Incorporation, as amended (the “Certificate of Incorporation”) and our Restated Bylaws, as amended (the “By-laws”) as currently in effect, copies of which are filed as exhibits to this Annual Report on Form 10-K and are incorporated by reference herein.

Authorized Capital Stock

As of December 31, 2021, we have authorized 200,500,000 shares of capital stock, par value $0.0001 per share, of which 200,000,000 are shares of common stock and 500,000 are shares of “blank check” preferred stock. As of December 31, 2021, and after adjusting for the reverse-stock split effected on February 28, 2022, there were 3,222,037 shares of common stock issued and outstanding and 1,830 shares of Series A preferred stock issued and outstanding. The authorized and unissued shares of common stock and the authorized and undesignated shares of preferred stock are available for issuance without further action by our stockholders, unless such action is required by applicable law or the rules of any stock exchange on which our securities may be listed. Unless approval of our stockholders is so required, our board of directors does not intend to seek stockholder approval for the issuance and sale of our common stock or preferred stock.

Common Stock

The holders of our common stock are entitled to one vote per share. Our certificate of incorporation does not provide for cumulative voting. Our directors are divided into three classes. At each annual meeting of stockholders, directors elected to succeed those directors whose terms expire are elected for a term of office to expire at the third succeeding annual meeting of stockholders after their election. The holders of our common stock are entitled to receive ratably such dividends, if any, as may be declared by our board of directors out of legally available funds; however, the current policy of our board of directors is to retain earnings, if any, for operations and growth. Upon liquidation, dissolution or winding-up, the holders of our common stock are entitled to share ratably in all assets that are legally available for distribution. The holders of our common stock have no preemptive, subscription, redemption or conversion rights. The rights, preferences and privileges of holders of our common stock are subject to, and may be adversely affected by, the rights of the holders of any series of preferred stock, which may be designated solely by action of our board of directors and issued in the future.

Anti-Takeover Law and Provisions of our Certificate of Incorporation and By-laws

Section 203 of the Delaware General Corporation Law, in general, prohibits a business combination between a corporation and an interested stockholder within three years of the time such stockholder became an interested stockholder, unless:

●	prior to such time the board of directors of the corporation approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder;

●	upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, exclusive of shares owned by directors who are also officers and by certain employee stock plans;

●	at or subsequent to such time, the business combination is approved by the board of directors and authorized by the affirmative vote at a stockholders’ meeting of at least 66 2/3% of the outstanding voting stock that is not owned by the interested stockholder.

The term “business combination” is defined to include, among other transactions between an interested stockholder and a corporation or any direct or indirect majority owned subsidiary thereof: a merger or consolidation; a sale, lease, exchange, mortgage, pledge, transfer or other disposition (including as part of a dissolution) of assets having an aggregate market value equal to 10% or more of either the aggregate market value of all assets of the corporation on a consolidated basis or the aggregate market value of all the outstanding stock of the corporation; certain transactions that would result in the issuance or transfer by the corporation of any of its stock to the interested stockholder; certain transactions that would increase the interested stockholder’s proportionate share ownership of the stock of any class or series of the corporation or such subsidiary; and any receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation or any such subsidiary.

In general, Section 203 defines an “interested stockholder” as any entity or person beneficially owning 15% or more of the outstanding voting stock of the corporation and any entity or person affiliated with, or controlling, or controlled by, the entity or person. The term “owner” is broadly defined to include any person that individually, with or through that person’s affiliates or associates, among other things, beneficially owns the stock, or has the right to acquire the stock, whether or not the right is immediately exercisable, under any agreement or understanding or upon the exercise of warrants or options or otherwise or has the right to vote the stock under any agreement or understanding, or has an agreement or understanding with the beneficial owner of the stock for the purpose of acquiring, holding, voting or disposing of the stock.

The restrictions in Section 203 do not apply to corporations that have elected, in the manner provided in Section 203, not to be subject to Section 203 of the Delaware General Corporation Law or, with certain exceptions, which do not have a class of voting stock that is listed on a national securities exchange or held of record by more than 2,000 stockholders. Our Amended and Restated Certificate of Incorporation and By-laws do not opt out of Section 203.

Section 203 could delay or prohibit mergers or other takeover or change in control attempts with respect to us and, accordingly, may discourage attempts to acquire us even though such a transaction may offer our stockholders the opportunity to sell their stock at a price above the prevailing market price.

Provisions of our Certificate of Incorporation and By-laws may delay or discourage transactions involving an actual or potential change in our control or change in our management, including transactions in which stockholders might otherwise receive a premium for their shares, or transactions that our stockholders might otherwise deem to be in their best interests. Therefore, these provisions could adversely affect the price of our common stock. Among other things, our Certificate of Incorporation and By-laws:

●	permits our board of directors to issue up to 500,000 shares of preferred stock, without further action by the stockholders, with any rights, preferences and privileges as they may designate, including the right to approve an acquisition or other change in control;

●	provide that all vacancies, including newly created directorships, may, except as otherwise required by law, be filled by the affirmative vote of a majority of directors in office;

●	divide our board of directors into three classes, with each class serving staggered three-year terms;

●	do not provide for cumulative voting rights (therefore allowing the holders of a majority of the shares of common stock entitled to vote in any election of directors to elect all of the directors standing for election, if they should so choose);

●	provide that special meetings of our stockholders may be called only by our board of directors, chairman or chief executive officer; and

●	provide advance notice provisions with which a stockholder who wishes to nominate a director or propose other business to be considered at a stockholder meeting must comply.

Transfer Agent and Listing Information

The transfer agent and registrar for our common stock is Vstock Transfer, LLC. The transfer agent’s address is 18 Lafayette Place, Woodmere, NY 11598. Our common stock is listed on the Nasdaq Capital Market under the symbol “PULM.”

Series A Convertible Preferred Stock

The Company is offering up to 6,745.0008 shares of its Series A Convertible Preferred Stock, with a stated value of $1,000 per share. The following are the principal terms of the Preferred Stock:

Dividends

The holders of Preferred Stock are be entitled to dividends, on an as-if converted basis, equal to and in the same form as dividends actually paid on shares of common stock, when and if actually paid.

Voting Rights

The Preferred Stock has no voting rights, except:

●	the right to vote, with the holders of common stock, as a single class, with each share of Preferred Stock entitled to 100,000 votes per share of common stock underlying the Preferred Stock, after adjusting for the reverse-stock split effected on February 28, 2022, on any resolution presented to stockholders of the Company for the purpose of obtaining shareholder approval with respect to only (i) the Reverse Stock Split, in each case which shall be voted in the same proportion as the holders of common stock are voted without further action of the holders of the Preferred Stock, and (ii) an amendment to the Certificate of Incorporation to reduce the number of authorized shares of common stock; and

●	otherwise, as long as any shares of Preferred Stock are outstanding, the holders of the Preferred Stock will be entitled to approve, by a majority vote of the then outstanding shares of Preferred Stock if the Company seeks to (a) alter or change adversely the powers, preferences or rights given to the Preferred Stock or alter or amend the Certificate of Designation of Series A Convertible Preferred Stock (the “Certificate of Designation”) governing the Preferred Stock, (b) amend the Charter or other charter documents in any manner that adversely affects any rights of the holders of the Preferred Stock, (c) increase the number of authorized shares of Preferred Stock, or (d) enter into any agreement with respect to any of the foregoing.

Liquidation

Upon any liquidation, dissolution or winding-up of the Company, whether voluntary or involuntary, the then holders of the Preferred Stock shall be entitled to receive out of the assets, whether capital or surplus, of the Company the same amount that a holder of common stock would receive if the Preferred Stock were fully converted (disregarding for such purposes any conversion limitations hereunder) to common stock which amounts shall be paid pari passu with all holders of common stock.

Conversion

The Preferred Stock is convertible into shares of common stock (the “Conversion Shares”). The conversion rate, subject to adjustment as set forth in the Certificate of Designation, is determined by dividing the stated value of the Preferred Stock by $12.00 (the “Conversion Price”), after adjusting for the reverse-stock split effected on February 28, 2022. The Conversion Price can be adjusted as set forth in the Certificate of Designation for stock dividends and stock splits or the occurrence of a fundamental transaction (as defined below). If any shares of Preferred Stock are converted or reacquired by us, such shares shall resume the status of authorized but unissued shares of preferred stock of the Company and shall no longer be designated as Preferred Stock.

Optional Conversion

The Preferred Stock can be converted at the option of the holder at any time and from time to time after the original issuance date. Holders shall effect conversions by providing us with the form of conversion notice (the “Notice of Conversion”) specifying the number of shares of Preferred Stock to be converted, the number of shares of Preferred Stock owned subsequent to the conversion at issue and the date on which such conversion is to be effected, which date may not be prior to the date the applicable holder delivers by email such Notice of Conversion to us.

Forced Conversion

On the effective date of the Reverse Stock Split (the “Effective Date”) or, if all of the Equity Conditions (as described in the Securities Purchase Agreement) are not satisfied on the Effective Date, on the first such date, if and only if such date is within and no later than 15 trading days after the Effective Date, that all of the Equity Conditions are satisfied unless waived in writing by each holder of the Preferred Stock (the “Forced Conversion Date”), we shall deliver written notice of the Forced Conversion (as defined below) to all holders on the Forced Conversion Date and, on such Forced Conversion Date, we shall convert all of each holder’s shares of Preferred Stock into Conversion Shares at the then effective Conversion Price (the “Forced Conversion”). If any of the Equity Conditions shall cease to be satisfied at any time on or after the Forced Conversion Date through and including the actual delivery of all of the Conversion Shares to the holders, a holder may elect to nullify the Forced Conversion by notice to us within 3 trading days, after the first day on which any such Equity Condition has not been satisfied.

Beneficial Ownership Limitation

The Preferred Stock cannot be converted to common stock if the holder and its affiliates would beneficially own more than 4.99% or 9.99% at the election of the holder of the outstanding common stock. However, any holder may increase or decrease such percentage to any other percentage not in excess of 9.99% upon notice to us, provided that any increase in this limitation will not be effective until 61 days after such notice from the holder to us and such increase or decrease will apply only to the holder providing such notice.